THE3RDBEVCO, INC.

December 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The3rdBevco Inc.
Offering Statement on Form 1-A
Filed November 17, 2022
File No. 024-12066

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the offering statement on Form 1-A (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 19, 2020 regarding your review of the offering statement on Form 1-A, which was filed with the Commission on July 24, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Form 1-A filed November 17, 2022

General

1. We note that you were late filing your Form 1-K for the fiscal year ended December 31, 2021, which was due 120 calendar days after the end of the fiscal year covered by the report. We also note that you were late filing your Form 1-SA covering the first two quarters of 2022, which was due 90 days after the end of the second quarter. To engage in a continuous offering under Regulation A, you must be current in the annual and semiannual filings required by Rule 257(b) at the time of each sale. Refer to the last sentence of Rule 251(d)(3)(i)(F) of Regulation A. Please tell us whether offers and sales were made during your period of delinquency, and, if so, provide your detailed analysis how any sales complied with Regulation A and were not made in violation of Section 5 of the Securities Act of 1933. Add a risk factor to address the risk of potential Section 5 liability.

The Company’s Form 1-A offering was not current for the period from May 1, 2022 through November 12, 2022 (“non-compliance period”) as it had not timely filed Forms 1-K and 1-SA. The Company was unable to keep current with its periodic reporting requirements due to changes in auditors and scheduling delays outside of its control which caused the Company to not file Forms 1-K and 1-SA on time. During the non-compliance period, the Company offered its common stock for sale through its Form 1-A Tier 2 offering at a price of $1.00 per share, issued 545,388 shares and received investor proceeds of $545,388 (net of $28,156 paid to our platform provider Dealmaker). The Company ceased all sales of securities on November 10, 2022, and does not intend to resume sales of securities under this offering until it current with its periodic reporting requirements under Regulation A and Form 1-A is requalified. As a result of non-compliance with Section 5 of the Securities Act of 1933, it is possible that the Company could face a potential liability for the sales of securities during its non-compliance period.

We have added a risk factor accordingly.

THE3RDBEVCO, INC.

2. We note that your website includes a 10% bonus share award for certain investment tiers. Please revise your offering statement accordingly to include disclosure related to such bonus share awards.

We have removed any reference to a 10% bonus from the website.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Smith Eilers, PLLC. at (561) 484-7172.

Very truly yours,

/s/ Peter Scalise
Peter Scalise, CEO
The3rdBevCo, Inc.

cc:	William R. Eilers, Esq.